December 19, 2008
Mr. Christian Windsor
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-3720
Dear Mr. Windsor:
     On behalf of Banco Santander, S.A. (“Santander”) we hereby submit Santander’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated December 19, 2008 in connection with the above referenced Registration Statement on Form F-4 (the “F-4”) of Santander.
     This letter and Santander’s Amendment No. 2 to the F-4 (the “Amendment”) are being filed with the Commission electronically today. In addition to the EDGAR filing, we are delivering by overnight mail a hard copy of this letter, along with a courtesy copy of the Amendment marked to indicate changes from the version filed on December 15, 2008.
     We set forth below our responses to each of the Staff’s comments, indicating each comment in boldface text with our response below. All references to page numbers in Santander’s responses are to pages in the marked version of the Amendment.
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     Amendment No.1 to Form F-4
     General
1.	In your response to comment 3 in our letter dated December 11, 2008, you imply that you have filed all your remaining exhibits. However, the Exhibit Index does not include a legality opinion as required by Item 601(b)(5) of Regulation S-K.

Mr. Christian Windsor	2	December 19, 2008
Please include such an opinion in an amendment prior to any request for acceleration.
In response to the Staff’s comment, a legality opinion has been filed as Exhibit 5.1 to the F-4.
     Recent Developments
     Bernard L. Madoff Securities LLC, page 11
2.	Please consider providing the amount of the exposures in terms of U.S. dollars in addition to euros to better assist the shareholders in evaluating the condition of Santander. Please also revise to disclose the specific nature of Santander’s exposure to Madoff Securities.
     In response to the Staff’s comment, the F-4 has been revised. See page 11.
     Comparative Per Share Financial Data, page 21
3.	We note your response to our previous comment 13. Please revise your disclosures on page 21 to more clearly describe the nature of the adjustment eliminating duplication resulting from impairment for the same assets recognized in the financial statements of both Santander and Sovereign.
     In response to the Staff’s comment, the F-4 has been revised. See pages 21-22.
     Opinion of Barclays, Financial Advisor to Sovereign, page 51
4.	We note your response to comment 26 in our letter dated December 11, 2008 and we reissue that comment in part. On page 39, you state that Sovereign retained Lehman Brothers in April 2008 to assist with a possible transaction. On page 42, you state that Sovereign engaged Barclays as its financial advisor in September 2008 and the members of the Barclays team were the same people previously retained by Sovereign in April 2008. Please revise to disclose the relationship between Sovereign and Lehman Brothers that commenced in April 2008 and any compensation received as a result of such relationship. Refer to Item 101(b)(4) of Regulation M-A.

Mr. Christian Windsor	3	December 19, 2008
In response to the Staff’s comment, the F-4 has been revised. See page 58.
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     If you have any questions regarding this letter or the responses, please do not hesitate to contact the undersigned at 212-450-4529 or fax: 212-450-3529.
Very truly yours,

/s/ Diane Kerr

Diane Kerr

cc:	José Antonio Álvarez
Banco Santander, S.A.
Ciudad Grupo Santander
Avda. de Cantabria, s/n
28660 Boadilla del Monte
Madrid, Spain

Thomas C. Janson
Milbank, Tweed, Hadley & McCloy LLP
1 Chase Manhattan Plaza
New York, New York 10005